Exhibit 14.1

                            TECHPRECISION CORPORATION

                       Code of Business Conduct and Ethics

Ethics

Techprecision and each of its officers, directors, consultants and employees, who we collectively refer to as our "associates," must conduct their affairs with uncompromising honesty and integrity. Business ethics are no different than personal ethics. The same high standard applies to both.

Associates are expected to be honest and ethical in dealing with each other, with clients, vendors and all other third parties. Doing the right thing means doing it right every time.

You must also respect the rights of your fellow associates and third parties. Your actions must be free from discrimination, libel, slander or harassment. Each person must be accorded equal opportunity, regardless of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran's status, handicap or disability.

Misconduct cannot be excused because it was directed or requested by another. In this regard, you are expected to alert management whenever an illegal, dishonest or unethical act is discovered or suspected. You will never be penalized for reporting your discoveries or suspicions.

Techprecision conducts its affairs consistent with all applicable laws and regulations.

The following statements concern frequently raised ethical concerns. A violation of the standards contained in this Code of Business Conduct and Ethics will result in corrective action, including possible dismissal.

Conflicts of Interest

You must avoid any personal activity, investment or association which could appear to interfere with good judgment concerning Techprecision's best interests. You may not exploit your position or relationship with Techprecision for personal gain. You should avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if you:

      o     cause   Techprecision  to  engage  in  business   transactions  with
            relatives or friends;

      o use nonpublic company, client or vendor information for personal gain by you, relatives or friends (including securities transactions based on such information);

      o have more than a modest financial interest in our vendors, clients or competitors;

      o receive a loan, or guarantee of obligations, from us or a third party as a result of your position at Techprecision; or

      o compete, or prepare to compete, with Techprecision while still employed by Techprecision.

There are other situations in which a conflict of interest may arise. If you have concerns about any situation, follow the steps outlined in the Section on "Reporting Ethical Violations."


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Gifts, Bribes and Kickbacks

Other than for modest  gifts given or received in the normal  course of business
(including travel or entertainment), neither you nor your relatives may give gifts to, or receive gifts from, Techprecision's clients and vendors. Other gifts may be given or accepted only with prior approval of your senior management. In no event should you put Techprecision or yourself in a position that would be embarrassing if the gift was made public.

Dealing with government employees is often different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

Any associate who pays or receives bribes or kickbacks will be immediately terminated and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment.

Improper Use or Theft of Techprecision Property

Every associate must safeguard Techprecision property from loss or theft, and may not take such property for personal use. Techprecision property includes confidential information, software, computers, office equipment, and supplies. You must appropriately secure all Techprecision property within your control to prevent its unauthorized use. You may not use Techprecision's electronic communications systems, including e-mail or internet connections, to access or post material that: is pornographic, obscene, sexually-related, profane or otherwise offensive; is intimidating or hostile; or violates Techprecision policies or any laws or regulations. Associates may make limited non-business use of Techprecision's electronic communications systems, provided that such use: (i) is occasional; (ii) does not interfere with the associate's professional responsibilities; (iii) does not diminish productivity; and (iv) does not violate this Policy.

Covering Up Mistakes; Falsifying Records

Mistakes should never be covered up, but should be immediately fully disclosed and corrected. Falsification of any Techprecision, client or third party record is prohibited.

Protection of Techprecision, Client or Vendor Information

You may not use or reveal Techprecision, client or vendor confidential or proprietary information to others. Additionally, you must take appropriate steps -- including securing documents, limiting access to computers and electronic media, and proper disposal methods -- to prevent unauthorized access to such information. Proprietary and/or confidential information, among other things, includes: business methods, pricing and marketing data, strategy, computer code, screens, forms, experimental research, information about, or received from, Techprecision's current, former and prospective clients, vendors and associates.


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Gathering Competitive Information

You may not accept, use or disclose the confidential information of our competitors. When obtaining competitive information, you must not violate our competitors' rights. Particular care must be taken when dealing with competitors' clients, ex-clients and ex-employees. Never ask for confidential or proprietary information. Never ask a person to violate a non-compete or non-disclosure agreement. If you are uncertain, the Corporate Legal Department can assist you.

Sales: Defamation and Misrepresentation

Aggressive selling should not include misstatements, innuendo or rumors about our competition or their products and financial condition. Do not make unsupportable promises concerning Techprecision's products.


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